(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: August 24, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEVI STRAUSS & CO.

Full Name of Registrant

Former Name if Applicable

1155 BATTERY STREET

Address of Principal Executive Office (Street and Number)

SAN FRANCISCO, CALIFORNIA 94111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

On September 10, 2003, the Company announced its preliminary results for its third fiscal quarter ended August 24, 2003. On September 30, 2003, the Company issued its press release discussing its third-quarter results in more detail, which included unaudited condensed consolidated financial information. The Company’s quarterly report on Form 10-Q for the third quarter was required to be filed by Wednesday, October 8.

In the course of reviewing the Company’s third-quarter financial statements and the draft of the quarterly report on Form 10-Q, and following discussions with its independent auditors, the Company has determined that proposed changes to certain tax liabilities and related changes to its effective tax provision in the third quarter, as reflected in the data presented in its press releases dated September 10 and September 30, are not correct.

The issue involves reporting errors made in the Company’s tax returns for the years 1998 and 1999 and whether there is a related error reflected in the financial statements for fiscal year 2001. In its tax returns for 1998 and 1999, the Company reported incorrectly on the disposition of fixed assets, primarily a double deduction for losses related to various plant closures. These reporting errors on the Company’s tax returns did not affect the Company’s results of operations for the fiscal years 1998 through 2000. In 2001, adjustments made to the Company’s deferred tax accounts resulted in the reporting errors being reflected in the Company’s financial statements for 2001.

The Company did not confirm the tax return errors until it updated its review of its IRS audit positions for 1998 and 1999 earlier this year. In preparing the third-quarter financial statements, the Company reflected the item as an adjustment to the full-year effective tax rate for 2003, in effect treating this item as a change in accounting estimate that would be recorded in the third and fourth quarters of 2003. The third-quarter financial results set forth in the Company’s press releases dated September 10 and September 30 reflect this accounting approach.

Following the September 10 and September 30 press releases, in the course of reviewing the Company’s third-quarter financial statements and the draft Form 10-Q for the third quarter and following discussions with its independent auditors, the Company determined that the adjustment for this item should be treated as an accounting error in 2001 rather than as a change in accounting estimate. The Company has also concluded that a restatement of its fiscal year 2001 financial statements is required to address this item.

Treatment of this item as an accounting error in 2001 results in the Company’s net income for fiscal year 2001 being reduced by approximately $26 million to $125 million, rather than $151 million as recorded in previously published financial statements. The corresponding balance sheet impact is an approximately $26 million increase in long-term income tax liabilities at November 25, 2001. There is no impact on the income statement for fiscal year 2002 other than an immaterial accrual for related interest expense on taxes due. The higher long-term income tax liability is also required to be reflected on the year-end fiscal 2002 balance sheet.

Treatment of this item as an accounting error in 2001 results in the Company’s net income for the third quarter of 2003 being reduced by approximately $4.9 million, from $26.7 million as reported in the September 10 and September 30 press releases, to $21.8 million. Net income is reduced in the third quarter if this item is not treated as a change in accounting estimate because the Company had a pre-tax loss for the first nine months of 2003, and therefore the Company has a reduced tax benefit if the proposed adjustment for a change in accounting estimate is not made. There is no impact on the income statement for the first two quarters of fiscal 2003 other than an immaterial accrual for related interest expense on taxes due. In addition, the impact of this item on the condensed consolidated balance sheet at August 24, 2003 as set forth in the September 30 press release is not expected to be material.

Because this item will be reflected in the Company’s restated financial results for 2001, the Company will have a lower effective tax rate in 2003 than it would have had if this item were treated as a change in accounting estimate in 2003.

The Internal Revenue Service is aware of the reporting errors made in the Company’s federal tax returns for 1998 and 1999. Due to the availability of foreign tax credits, the Company currently estimates that the net cash impact of future taxes due resulting from this item is approximately $3 million.

The Company will not file its quarterly report on Form 10-Q for the third quarter 2003 until an Audit Committee review of this matter is completed. The Company is therefore not able to file its quarterly report on Form 10-Q for the quarter ended August 24, 2003 within the prescribed time period.

        The Company expects that its independent auditors will commence a reaudit of its fiscal 2001 financial statements and plans to file such reaudited 2001 financial statements, together with a restated balance sheet for year-end 2002 and such other amended information as is appropriate, on amended Forms 10-K/A and 10-Q/A as soon as practicable. As a result of the pending restatement and reaudit of fiscal year 2001, investors are cautioned not to rely on the financial information set forth in the financial statements previously published for fiscal year 2001. It is also possible that adjustments made in connection with the restatement of 2001 financial statements could impact the Company’s financial statements for subsequent periods.

        Information disclosed herein contains, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Investors should consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K for the fiscal year ended 2002, especially in the Risk Factors and Management’s Discussion and Analysis sections, the Company’s most recent Quarterly Reports on Form 10-Q and the Company’s Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this filing may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this filing. The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this filing to reflect circumstances existing after the date of this filing or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

WILLIAM B. CHIASSON	(415)	501-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 10, 2003, the Company announced its preliminary results for its third fiscal quarter ended August 24, 2003. On September 30, 2003, the Company issued its press release discussing its third quarter results in more detail, which included unaudited financial statements and a comparison to the results for the third quarter in the prior year. The information contained in such press releases is set forth in the Company’s Form 8-Ks filed on September 10, 2003 and September 30, 2003.

The primary impact of the adjustment for the accounting error described in Part III above on the Company’s preliminary results for the third quarter 2003 as presented on September 10, 2003 and September 30, 2003, is to reduce net income for such quarter by approximately $4.9 million, from $26.7 million as reported in the September 10 and September 30 press releases, to $21.8 million. The impact on the condensed consolidated balance sheet at August 24, 2003 as set forth in the September 30 press release is not expected to be material. Please refer to the discussion in Part III of this filing for further details of the impact of this item on the Company’s third quarter 2003 financial statements.

LEVI STRAUSS & CO.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2003	By:	/s/ William B. Chiasson
	Name:	William B. Chiasson
	Title:	Senior Vice President and Chief Financial Officer

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